                                                                EXHIBIT 4(b)(ii)

       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

At the request of the Applicant, the Company hereby amends the provisions of this contract by the addition of the following section:

     RESTRICTION ON TRANSFERABILITY. Any provision contained herein to the contrary notwithstanding, this contract may not be sold, assigned, discounted, or pledged as collateral or as security for the performance of an obligation or for any other purpose, to any person other than the Company. Nothing contained in this endorsement, however, shall operate to prevent the Owner from exercising the right to name and change beneficiaries or the right to elect any method of settlement provided under the settlement provisions of this contract.



                                                 David Dietz
                                                 President